Exhibit 21.1

NORTHSTAR HEALTHCARE INCOME, INC.
List of Significant Subsidiaries

Formation
Entity Name	Jurisdiction
NorthStar Healthcare Income Operating Partnership, LP	Delaware
TRS NT-HCI, LLC	Delaware
Watermark Fountains Owner, LLC	Delaware
Fountains Property NT-HCI, LLC	Delaware
Fountains Portfolio Owner, LLC	Delaware
Winterfell Healthcare Holdings NT-HCI, LLC	Delaware
Winterfell Healthcare Owner, LLC	Delaware
Domino Holdings NT-HCI, LLC	Delaware